As filed with the Securities and Exchange Commission on May 13, 2013

Registration No. 333-

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

BBVA BANCO FRANCÉS S.A.

(F/K/A BANCO FRANCÉS RÍO DE LA PLATA S.A.)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

ARGENTINA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares, each American Depositary Share representing Ordinary Shares of BBVA Banco Francés S.A.	50,000,000 American Depositary Shares	$5.00	$2,5000,000	$341.00
[1]	For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

Pursuant to Rule 429 under the Securities Act of 1933, the Prospectus contained herein also relates to the Depositary Shares of the registrant covered by previous Registration Statements on Form F-6 of the registrant (Regis. Nos. 33-70880, 333-162868, and 333-177411).

The prospectus consists of the Form of American Depositary Receipt filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1. Description of Securities to be Registered

Cross Reference Sheet

Location in Form of Receipt

Item Number and Caption	Filed Herewith as Prospectus

1. Name and address of depositary	Introductory Article

2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center

Terms of Deposit:

(i) The amount of deposited securities represented	Face of Receipt, upper right corner
by one unit of American Depositary Receipts

(ii) The procedure for voting, if any, the deposited	Articles number 15 and 16
securities

(iii) The collection and distribution of dividends	Articles number 12, 14 and 15

(iv) The transmission of notices, reports and proxy	Articles number 11, 15 and 16
soliciting material

(v) The sale or exercise of rights	Articles number 13 and 14

(vi) The deposit or sale of securities resulting from	Articles number 12, 14 and 17
dividends, splits or plans of reorganization

(vii) Amendment, extension or termination of the	Articles number 20 and 21
deposit agreement

(viii) Rights of holders of Receipts to inspect the	Article number 11
transfer books of the depositary and the list of
holders of Receipts

(ix) Restrictions upon the right to transfer or	Articles number 2, 3, 4, 6 and 8
withdraw the underlying securities

(x) Limitation upon the liability of the depositary	Articles number 13, 18 and 21

3. Fees and Charges	Articles number 7 and 8

Item – 2.	Available Information

Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3. Exhibits

a.	Form of Deposit Agreement dated as of December 1, 1993, as amended as of August 12, 1997, as further amended and restated as of ___________, 2013, among BBVA Banco Francés S.A. (formerly known as Banco Francés del Río de la Plata S.A.), The Bank of New York Mellon, as Depositary, and all Owners and holders from time to time of American Depositary Shares issued thereunder. - Filed herewith as Exhibit 1(1).
b.	Letter agreement among BBVA Banco Francés S.A. and The Bank of New York relating to pre-release activities. - Filed herewith as Exhibit 2.
c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) and (b) above.
d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.
e.	Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)	The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.
(b)	If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May 13, 2013.

Legal entity created by the agreement for the issuance of American Depositary Shares for Ordinary Shares, of BBVA Banco Francés S.A.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, BBVA BANCO FRANCÉS S.A. has caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Buenos Aires, Argentina on May 13, 2013.

BBVA BANCO FRANCÉS S.A.

By: /s/ Adrian Bressani

Name: Adrian Bressani

Title: Legal Services Director

By: /s/ Rocío Carreras

Name: Rocío Carreras

Title: Institutional Manager

Each person whose signature appears below hereby constitutes and appoints Adrian Bressani and Rocío Carreras, and each of them severally, his true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto each of said attorneys full power to act with or without the other, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorneys, or any one of them, may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated on May 13, 2013.

/s/ Jorge Carlos Bledel	/s/ Ricardo Enrique Moreno
Jorge Carlos Bledel	Ricardo Enrique Moreno
Chairman	Chief Executive Officer
(Principal Executive Officer)

/s/ Ignacio Sanz y Arcelus
José Manuel Tamayo Pérez	Ignacio Sanz y Arcelus
Vice Chairman	Financial and Presidency Areas Director
(Principal Financial and Accounting Officer)

/s/ Marcelo Gustavo Canestri
Marcelo Gustavo Canestri	Luis Bernardo Juango Fitero
Director	Director

/s/ Mario Luis Vicens	/s/ Martin Ezequiel Zarich
Mario Luis Vicens	Martin Ezequiel Zarich
Director	Alternate Director

/s/ Oscar Miguel Castro
Oscar Miguel Castro
Director

AUTHORIZED U.S. REPRESENTATIVE

PUGLISI & ASSOCIATES
as Authorized U.S. Representative

By	/s/ Donald J. Puglisi
Name: Donald J. Puglisi
Title: Managing Director

INDEX TO EXHIBITS

Exhibit

Number Exhibit

1	Form of Deposit Agreement dated as of December 1, 1993, as amended as of August 12, 1997, as further amended and restated as of _______________, 2013, among BBVA Banco Francés S.A. (formerly known as Banco Francés del Río de la Plata S.A.), The Bank of New York Mellon, as Depositary and all Owners and holders from time to time of American Depositary Shares issued thereunder.

2	Letter agreement among BBVA Banco Francés S.A. and The Bank of New York relating to pre-release activities.

4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.